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                                                                    EXHIBIT (6)f


                                   MEMORANDUM OF AGREEMENT

BETWEEN:
                                     AXYN CANADA CORPORATION
                                                                         "AXYN"
AND:
                                          SCOTTFEAGAN
                                                                       "FEAGAN"

I.        RECITALS:

1. Axyn is a newly created Canadian company which carries on the business of Year 2000 remediation and computer systems integration. Axyn is a company related (as defined by the Income Tax Act, Canada) either at present or in the near future to other companies, including a company to be named Axyn Corporation ("Holdco"), which is to serve as the holding company for Axyn and other companies. Both Axyn and Holdco require, or will shortly require, the services of a Chairman of the Board of Directors (uChair"), and President.

2. Feagan has agreed to fulfill the roles of President and Chief executive Officer of Holdco and of Chair of Axyn.

3. All sums expressed below in monetary terms shall be in currency of the United States of America.

II.  AGREEMENT:

4. Axyn agrees to retain Feagan as an employee in the role of Chair for an indefinite period, commencing March 1, 1998. During the period of employment, Feagan agrees to provide such services as may be required by Axyn, compatible with his role as Chair of Axyn, and also as President of Holdco, to the extent that he is competent to provide such services.

5. The parties agree that the two roles as described shall require Feagan's full time and attention. The parties acknowledge that Feagan is further bound by the provisions of the Principals' Agreement, as executed by Axyn, Robert Bell, A.D. McQuarrie and Feagan.

6.   Axyn will pay to Feagan remuneration in the form of base salary as follows:

     a. On account of his role as President of Holdco, the sum of $50,000 per annum, to commence retroactively March 1, 1998. Such retroactivity is in recognition of the time and effort expended by Feagan in connection with the corporate reorganization that has caused or will cause Holdco to be related to Axyn, and to the initial public offering of equity in Holdco.

     b. On account of his role as Chair of Axyn, the sum of $100,000 per annum, to commence retroactively March 1, 1998. Such retroactivity is in recognition of the time and effort expended by Feagan in connection with the corporate creation of Axyn. Axyn shall recover such expenditure from Holdco in a manner appropriate to


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     such companies.

7. During the period of his employment with Axyn, Axyn's standard Employee Information Package shall apply to Feagan.

8. In recognition of the considerable financial risk accepted by Feagan in his role in the organization and reorganization of Axyn, Holdco and related companies, and in further consideration of the commitments made by Feagan as set out herein, the parties agree that, in the event that Feagan's employment with Axyn, Holdco or related companies is terminated for any reason whatsoever, including for just cause but excluding for death or long term disability, Axyn shall be liable to pay Feagan a sum equivalent to three times his gross salary for the previous 12 months, which term shall include the gross cash value of any other consideration received by Feagan on account of profit sharing, bonus, options or other remuneration of any kind.

9. Axyn shall maintain (or shall cause Holdco to maintain) insurance with a Life Underwriting Company licensed to cover risks of death and disability in Canada or the United States of America, which insurance shall cover the risks of death and long term disability of Feagan. In the event of his death, or in the event that physical or mental infirmity prevents Feagan from actively carrying on his duties for a continuous period of six months, or any total period of six months within a continuous period of twelve months, Feagan agrees that the provisions of the Principals' Agreement pertaining to Axyn, Robert Bell, A.D. McQuarrie and Feagan, shall govern, and Feagan and his estate agree to accept the consideration described in that agreement in full satisfaction of any claims he may have to the sums described in paragraph 8 above.

10. Axyn shall pay, or shall cause Holdco to pay, such sums on account of profit-sharing as the parties agree from time to time, as ratified by the Board of Directors of Axyn and/or Holdco.

11. Axyn shall issue, or shall cause Holdco to issue, such shares of the common or other equity of the issuing company (either Axyn or Holdco, as may be appropriate), or the option to acquire such shares, on account of bonus, executive compensation or incentive, as the parties agree from time to time, as ratified by the Board of Directors of Axyn and/or Holdco.

12. In the event that Feagan causes shares of the common or other equity of the issuing company (either Axyn or Holdco, as may be appropriate), or the option to acquire such shares, which shares or option may have been received by reason of either this agreement, the initial organization of Axyn or the reorganization which causes Holdco to become the holding company for Axyn, to be assigned or transferred to an assignee or nominee related to Feagan, then such assignee or nominee shall be bound by the terms of this agreement, and Feagan shall take such steps as may be necessary to accomplish this result.

13. Upon the reorganization that causes Holdco to become the holding company for Axyn, the parties agree to cause Holdco to execute such contract as to oblige Holdco to honour such terms of this agreement as may apply to Holdco, either explicitly or by implication.



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III. ENTIRE AGREEMENT:

14. The parties agree and acknowledge that this agreement constitutes all the terms and provisions of their agreement, and that there are no other terms (collateral or otherwise) and no other representations governing their relationship, this agreement or their rights and obligations among themselves.

IV.  BINDING ON ASSIGNEES

15. The provisions of this agreement shall be binding on all parties, whether companies, trusts, estates, partnerships or individuals, who may be assignees of either Axyn or Feagan.

March 1, 1998                              Axyn Canada Corporation

                                      per:
D. Scott Feagan                            Robert L. Bell, President